Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2013	2012
Income from continuing operations before income taxes	$3,139	$3,297
Adjustment for companies accounted for by the equity method	23	(9)
Less: Capitalized interest	(20)	(19)
Add: Amortization of capitalized interest	18	19
	3,160	3,288
Fixed charges:
Interest and debt expense	232	231
Capitalized interest	20	19
Rental expense representative of interest factor	60	51
	312	301
Total adjusted earnings available for payment of fixed charges	$3,472	$3,589
Number of times fixed charges earned	11.1	11.9